Exhibit 99.1



Mannatech Receives NASDAQ Notification

 (COPPELL, Texas) August 15, 2011 – **Mannatech, Incorporated** (NASDAQ: MTEX) today announced receipt of notice from Nasdaq that because the closing per share bid price for the company's common stock had for 30 consecutive trading days been under $1.00, the company's listing was out of compliance with Nasdaq Marketplace Rule 5450 (a) (1). In accordance with Nasdaq Marketplace Rule 5810 (c) (3) (A), the company has 180 calendar days, or until February 7, 2012, to regain compliance. This notification has no effect on the listing of the company's common stock at this time, which will continue to trade on the Nasdaq Global Select Market.

To regain compliance with the Nasdaq Marketplace Rules, the closing bid of Mannatech, Inc. common stock must close at or above $1.00 per share for a minimum of ten (10) consecutive trading days by February 7, 2012.

About Mannatech
Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. Mannatech is dedicated to its platform of Social Entrepreneurship based on the foundation of promoting, aiding and optimizing nutrition where it is needed most around the world. Mannatech's proprietary products are available through independent sales Associates around the globe including the United States, Canada, Australia, Austria, the Czech Republic, Denmark, Estonia, Finland, Germany, Japan, Mexico, the Netherlands, New Zealand, Norway, the Republic of Ireland, the Republic of Korea, Singapore, South Africa, Sweden, Taiwan, and the United Kingdom. For more information, visit Mannatech.com.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain associates and members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact Information:
Tatiana Morosyuk
Executive Director, Financial Reporting
972-471-6512
ir@mannatech.com
www.mannatech.com